[HealthCor Logo - omitted]

January 8, 2007

ICOS Corporation
22021 20th Avenue Southeast
Bothell, WA 98021

Attn:	Board of Directors
Paul N. Clark
James L. Ferguson
Robert J. Herbold
Jack W. Schuler
Vaughn D. Bryson
Gary L. Wilcox
Teresa Beck
Robert W. Pangia
David V. Milligan

Dear Gentlemen:

HealthCor Management, L.P. (“HealthCor”) is the investment advisor to private investment funds that currently own 3,450,000 shares of ICOS Corporation (“ICOS” or the “Company”). This represents more than 5% of all ICOS common shares outstanding.

We intend to vote against the proposed acquisition of ICOS by Eli Lilly & Company (“Eli Lilly”) at the upcoming shareholder meeting that was announced in the Definitive Revised Schedule 14A Proxy Statement filed with the Securities and Exchange Commission (“SEC”) on December 27, 2006 (the “Revised Proxy Statement”). We are also considering exercising our Dissenters’ Rights pursuant to the Washington Business Corporation Act.

We have reviewed the increased financial guidance put forth by ICOS’ management on December 14, 2006.1  Additionally, we have reviewed the updated financial projections for ICOS that were presented in the Revised Proxy Statement. The increased financial guidance provided by ICOS’ management confirms HealthCor’s position (as detailed in our previous 13D filings) that the earnings power of ICOS is substantially higher than the market had expected when Eli Lilly and ICOS announced the proposed transaction on October 17, 2006. More importantly, our valuation analysis clearly showed that when using consensus Wall Street expectations and comparing to similar transactions, ICOS was worth significantly more than the initial $32 per share proposal from Eli Lilly.

1 DEFA14A filed by ICOS Corporation with the SEC on December 14, 2006.

We believe the 6.25% increase of the proposed acquisition price to $34 per share still does not represent adequate compensation for ICOS shareholders. The better than expected earnings results released just days after the announcement of the initial $32 per share bid, combined with significantly higher financial projections for ICOS put forth by ICOS’ management in December 2006 and the more complete financial projections contained in the Revised Proxy Statement, each constitute a material event requiring an increase in the proposed acquisition price above $34 per share.

Shareholders now have a near complete understanding of the earnings power of ICOS. However, as with the better than expected earnings results released just after the initial bid was announced, ICOS’ management again chose to disclose additional material increases in financial projections AFTER negotiating a small increase in the proposed acquisition price. There have been three positive material changes in the financial outlook of ICOS AFTER the initial acquisition was announced. The market has not been able to adequately reflect any of the material changes in the financial position of ICOS since the initial bid. We question ICOS’ management’s apparent strategy of first announcing a proposed merger consideration followed by a subsequent release of improved financial projections. In our view, this sequence should have been REVERSED in order to ensure ICOS shareholders receive a fair price. The strategy followed by ICOS’ management has only served to work against the interests of the ICOS shareholders. Given the improved financial outlook of ICOS, we cannot understand how ICOS’ management and the Board of Directors can objectively rely upon the conclusions of the latest Fairness Opinion contained in the Revised Proxy Statement.

The small increase in the purchase price offered by Eli Lilly does not keep pace with the repeated and substantial increases in the financial projections put forth by ICOS’ management since the time of the initial bid. Using the new financial projections provided by ICOS’ management would imply that ICOS is selling for an even lower relative valuation than was initially proposed.

We remain committed in our view that the near term and long term earnings potential of ICOS is substantial. We are also firm in our belief that ICOS’ shareholders will not receive a fair value in this transaction with Eli Lilly as currently proposed.

We hope to hear from you so that we can have a productive discussion with you regarding the issues we have raised.

Sincerely,

HealthCor Management, L.P.

/s/ Joseph P. Healey	/s/ Arthur B. Cohen
Joseph P. Healey	Arthur B. Cohen
Portfolio Manager (212) 622-7880	Portfolio Manager (212) 622-7881